                           UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    FORM 6-K

                        Report of Foreign Private Issuer

                         Pursuant to Rule 13a-16 or 15d-16
                       under the Securities Exchange Act of 1934

                     For the date of  30 March 2010

                      ALLIED IRISH BANKS, public limited company

                      Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For immediate release	30th March 2010

AIB - Capital Update

Allied Irish Banks, p.l.c. ("AIB") [NYSE: AIB] is making this announcement following statements made earlier today by the Minister for Finance, National Asset Management Agency ("NAMA") and the Financial Regulator.

Overview of Capital Requirements

As part of the Financial Regulator's assessment of the Irish banking sector's capital requirements it has determined that the targeted equity tier 1 capital ratio for AIB, in common with other institutions, will be 7%. For core tier 1 capital (which includes the Government preference shares), the target will be 8%. The total amount of additional equity capital that the Financial Regulator requires AIB to raise to meet the equity target is €7.4bn. The capital required to meet the core tier 1 target is €4.8bn. It is expected that these amounts will be significantly reduced by capital actions we are taking. The Financial Regulator's capital requirement is to be met by 31st December 2010.

The strong capital ratios for AIB include an assumed effect of NAMA on our capital base and also incorporate a prudential buffer of c. €1.1bn as requested by the Financial Regulator. This is also after recognising our existing aggregate bad debt provision expectations in 2010, 2011 and 2012. The total capital requirement equates to a targeted equity capital ratio of 7% at the trough of the current cycle or c. 8% without taking into account the buffer.

We expect that the finalised level of equity capital will ensure a high degree of confidence amongst all stakeholders as to the bank's resilience.

NAMA

A draft of the list of loans and their values transferring to NAMA (the draft loan acquisition schedules) for the first tranche of 10 customers, accounting for c. €3.3bn of loans were submitted by NAMA for review by the bank 3 days ago. This review is continuing. The NAMA discount on transfer indicated by these draft schedules is c. 43% on the first tranche. We note the Financial Regulator's statement today that at this time he has assumed, for capital planning purposes, the same discount rate to the overall portfolio of NAMA eligible loans as applied to the first tranche. Credit institutions may apply to the Financial Regulator, up to the 30th June 2010, to revise down their capital requirement in the event of

(i)    the discount rate for subsequent tranches being lower than for the first tranche and / or

(ii)   the quantum of loans to be transferred to NAMA being lower than now estimated.

In relation to this aspect of NAMA's statement, the following points should be noted in particular

(i)    As the NAMA process entails a loan by loan exercise, the discount on the loans for the first 10 customers may prove in due course not to represent an accurate discount for the overall portfolio.

(ii)   The quantum of loans estimated to transfer to NAMA is c. €23bn for AIB. On the expected sale of our UK business it is our intention to review with NAMA the quantum of UK based NAMA loans that would transfer. The amount that could be subject to this review is c. €1.5bn. Any change to that quantum of NAMA transferred loans would be subject to the consent of NAMA.

When further valuation work by the bank and NAMA is sufficiently advanced we will advise the market of any material change in expectation.

Bad Debt Provisions

We have carried out a detailed assessment of the bad debt provision charge expected, excluding the already mentioned effect of NAMA transfers. Over the three year period of 2010 to 2012 we have assessed a provision requirement, done by individual portfolio and division. The Financial Regulator has requested the inclusion of further prudential buffers for the Irish banking sector and for AIB this buffer is €1.1bn.

Capital Actions - Self-Help

As we announced earlier this month at our preliminary results we have a range of significant self-help options available to us. We have already successfully undertaken a bond exchange exercise generating approximately €445m of equity capital. We are now actioning additional self-help options, in particular, asset and business disposals. AIB will receive full credit from the Financial Regulator for disposals which have been agreed at year end but may be awaiting regulatory approvals prior to completion.

The distinct assets that we plan to sell principally comprise our UK business, our interest in BZWBK and our interest in M&T.  We have appointed AIB Corporate Finance and Morgan Stanley & Co. Limited in relation to the sale of BZWBK and our interest in M&T, and AIB Corporate Finance in relation to the sale of our UK business. We currently expect the aggregate proceeds from those sales, based on today's market conditions, to exceed market estimates and meet a substantial part of our overall need for capital.

Capital Actions - Equity Raising

We will undertake an equity capital raising prior to the end of 2010 to fulfil the remaining capital requirement following disposals and other actions to that time. Our current intentions are to have an equity issue targeted at private shareholders, that would be underwritten by international investment banks or the Government, with any residual requirement met by a conversion of Government preference shares into ordinary shares. The structure, timing and terms of the this equity raising are to be further considered in conjunction with the Government. In doing so, AIB intends to respect pre-emption rights of existing shareholders in any capital raising.

We note the statement by the Minister for Finance that the Government remains committed to providing equity capital if required. We recognise and are grateful for the significant support that has been provided by the Irish taxpayer over the last 18 months.

Further update announcements will be made in due course.

-ENDS-

For further information please contact:-

Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations and Communications
AIB Group	AIB Group
Dublin	Dublin
Tel: +353-1-6412162	Tel: +353-1-6413894
email: alan.j.kelly@aib.ie	email: catherine.e.burke@aib.ie

Morgan Stanley & Co. Limited is acting as financial adviser to AIB and no one else in connection with the aforementioned planned disposal of its interests in M&T and BZWBK and will not be responsible to anyone other than AIB for providing the protections afforded to the clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the planned disposal of its interests in M&T and BZWBK, the contents of this announcement or any other matter referred to herein.

AIB Corporate Finance Limited is acting as financial adviser to AIB and no one else in connection with the aforementioned planned disposal of its interests in M&T, BZWBK and AIB's UK business and will not be responsible to anyone other than AIB for providing the protections afforded to the clients of AIB Corporate Finance Limited nor for providing advice in relation to the planned disposal of its interests in M&T, BZWBK, and AIB's UK business, the contents of this announcement or any other matter referred to herein.

                               Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)

Date  30 March 2010

                                                        By: ___________________
                                              Maelíosa óHógartaigh
                                                                           Acting Chief Financial Officer
                                                 Allied Irish Banks, p.l.c.